Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated February 23, 2015, with respect to the consolidated financial statements of PPL Energy Supply, LLC, included in the Registration Statement (Form S-4) and related Prospectus of Talen Energy Supply, LLC for the offering to exchange $600,000,000 aggregate principal amount of 6.500% Senior Notes due 2025 (exchange notes) for any and all outstanding $600,000,000 aggregate principal amount of 6.500% Senior Notes due 2025 that were issued on May 19, 2015 (outstanding notes).

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

December 8, 2015